UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia

+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

On March 11, 2025, Nova Minerals Limited (the “Company”) filed in Australia its Interim Report for the half\-year ended December 31, 2024 (the “Interim Report’), with the Australian Securities Exchange, as required by the laws and regulations of Australia, a copy of which is furnished as Exhibit 99.1 to this report on Form 6-K.

The Interim Report is furnished herewith as Exhibits 99.1, 99.2, and 99.3 to this report on Form 6-K. The information in the attached Exhibits\ 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Interim Report for the half-year ended June 30, 2024, as filed with Australian Securities Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: March 14, 2025	By:	/s/ Craig Bentley
	Name:	Craig Bentley
	Title:	Director of Finance and Compliance and Director

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